1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com THOMAS J. FRIEDMANN thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

September 24, 2012

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Edward P. Bartz

Re:	WhiteHorse Finance, LLC

 Registration Statement on Form N-2

 Filed: September 10, 2012

Ladies and Gentlemen:

WhiteHorse Finance, LLC, a Delaware limited liability company (the “Fund”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form N-2 (the “Registration Statement”). On behalf of the Fund, we hereby respond to the comments raised by the staff of the Commission (the “Staff”) during a conversation on September 19, 2012 between Mr. Edward P. Bartz, Staff Attorney, and Abigail C. Smith of Dechert LLP, outside counsel to the Fund. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable response. We will also provide courtesy copies of Amendment No. 1, as filed and marked with the changes from the original filing of the Registration Statement. Except as provided in this letter, terms used in this letter have the meanings given to them in Amendment No. 1.

PROSPECTUS

Credit Facility

1.	Please disclose in plain English why the structure of the Credit Facility was implemented.

Response:

We have included in Amendment No. 1 the following additional disclosure.

“We elected to have our subsidiary, WhiteHorse Warehouse, enter into the Credit Facility because its structure enabled us to incur lower borrowing costs than would be available using

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC

EUROPE  Brussels  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

Edward P. Bartz September 24, 2012 Page 2

alternative financing structures such as a traditional secured loan facility. These lower borrowing costs indirectly benefit our stockholders by reducing our consolidated interest expense. From the standpoint of the borrower, the Credit Facility structure is analogous to a secured credit facility, in that WhiteHorse Warehouse has pledged certain loan assets as collateral against its obligation to repay money borrowed under the Credit Facility. However, because the loans serving as collateral under the Credit Facility are isolated in a special purpose financing entity, WhiteHorse Warehouse, the lender faces a relatively lower risk that other creditors could benefit from claims against such collateral in the event of our bankruptcy. In addition, the structure insulates the lender under the Credit Facility against credit losses that may be experienced in respect of portfolio assets that do not serve as collateral under the Credit Facility. As a result of this reduced risk, the lender was able to offer to WhiteHorse Warehouse lower borrowing costs than we could have otherwise obtained and which indirectly benefit our stockholders.”

2.	In the first bullet point in under “Summary – Recent Developments” and elsewhere in the prospectus where the same language appears, please disclose how the loans were selected to be used as collateral for the Credit Facility, why not all of the loans owned by the Fund were included and how loans will be selected for inclusion as collateral under the Credit Facility in the future.

Response:

Under the Credit Facility documents, the lenders have agreed to permit only loan assets meeting certain specified, objective criteria determined by the lender to serve as collateral under the Credit Facility. The Fund understands that these criteria are designed to comply with regulations governing the credit quality of financial assets used as collateral in commercial lending and similar financing activities in the United States by regulatory authorities having jurisdiction over the lender. The Fund, as collateral manager for WhiteHorse Warehouse and acting through its Adviser, selected loans held by the Fund that met such criteria and transferred them to WhiteHorse Warehouse prior to the closing of the Credit Facility. Because of the favorable borrowing costs available to WhiteHorse Warehouse under the Credit Facility, we intend to transfer additional loan assets to WhiteHorse Warehouse in the future if we can identify and originate or acquire loans meeting such criteria in the future. Under the terms of the Credit Facility, such transfers, if any, will enable WhiteHorse Warehouse to borrow additional amounts under the Credit Facility. We have added disclosure to Amendment No. 1 to this effect.

3.	Please tell us whether the Fund will originate or acquire loans outside of WhiteHorse Warehouse in the future.

Edward P. Bartz September 24, 2012 Page 3

Response:

The Fund expects to originate or acquire additional portfolio loans that it will not transfer to WhiteHorse Warehouse in the future. As a general matter, the Fund would expect to hold loans outside of WhiteHorse Warehouse if they do not meet the criteria established for loan collateral under the Credit Facility or if the Fund has already drawn the maximum amount available under the Credit Facility. The Fund believes that this financing approach will enable it to deploy its capital efficiently and to increase its capacity to provide financing for businesses in its target market.

4.	Please clarify in the disclosure who originates the loans, the Fund or WhiteHorse Warehouse.

Response:

We have clarified in the disclosure under the heading “Summary – Recent Developments,” and other appropriate places that the Fund, acting through its Adviser, expects to continue to originate loans and that WhiteHorse Warehouse will continue to acquire and finance loans, but that it will not originate loans.

5.	Confirm that WhiteHorse Warehouse is subject to the same provisions of the 1940 Act to which the Fund is subject.

Response:

As requested, the Fund respectfully submits that WhiteHorse Warehouse is subject to the same provisions of the 1940 Act to which the Fund is subject. For purposes of compliance with the requirements of the 1940 Act and consistent with the Staff’s position in a no-action letter to NGP Capital Resources Co.,1 the Fund intends to treat WhiteHorse Warehouse as a disregarded entity and to meet the applicable tests under the 1940 Act on a consolidated basis.

6.	Confirm to us that WhiteHorse Warehouse does not have the ability to change the Fund’s operating policies.

Response:

The Fund confirms that, as a special purpose financing entity with limited power and authority, WhiteHorse Warehouse cannot change the Fund’s operating policies.

[1]	See NGP Capital Resources Co., SEC No-Action Letter (Dec. 28, 2007).

Edward P. Bartz September 24, 2012 Page 4

7.	Explain to us whether the Lender can reach the Fund’s loans that are not held by WhiteHorse Warehouse and do not serve as collateral under the Credit Facility and how the relationship between the Fund and WhiteHorse Warehouse works.

Response:

Under the terms of the Credit Facility, the lender has limited recourse to the Fund. Such limitation is consistent with the terms of other, similarly structured financing transactions. Under the Loan Sale Agreement with respect to the Credit Facility, the Fund sold and/or contributed to WhiteHorse Warehouse all of the Fund’s ownership interest in certain of its portfolio loans for the purchase price and other consideration set forth in the Loan Contribution Agreement. The Credit Facility is structured to limit the lender’s recourse to the Fund’s assets, with such recourse generally limited to claims in respect of representations and warranties made by the Fund regarding its title to, and the credit quality of, portfolio loans transferred to WhiteHorse Warehouse and to the Fund’s obligations under the Collateral Management Agreement.

8.	Clarify in the disclosure that the Adviser is really the entity providing the service as Collateral Manager under the Credit Facility. Acknowledge the role that the Adviser plays.

Response:

The Adviser is the external investment adviser to the Fund and, as such, provides the investment advisory and management services necessary to enable the Fund to operate on a day-to-day basis. The Adviser, acting on behalf of the Fund, provides WhiteHorse Warehouse with collateral management services under the Credit Facility and the related Collateral Management Agreement. Accordingly, the Fund has added the following disclosure to Amendment No. 1:

“WhiteHorse Advisers, as our investment adviser pursuant to the Investment Advisory Agreement, will provide to us personnel to enable us to perform the collateral management services that we have contracted to provide under the Collateral Management Agreement. Our investment advisor is not entitled to receive any fees for these services other than those contemplated under the Investment Advisory Agreement.”

9.	Please clarify the disclosure describing the Risk Retention Letter to make it easier to understand.

Edward P. Bartz September 24, 2012 Page 5

Response:

As requested, the Fund clarified the disclosure regarding the Risk Retention Letter.

10.	Please file as exhibits all material contracts related to the Credit Facility and the Unsecured Note, specifically, in respect of the Credit Facility, the Collateral Management Agreement, the Loan Sale Agreement and the Risk Retention Letter, and those related to the Unsecured Note.

Response:

As requested, the Fund will file in a subsequent amendment as exhibits the Collateral Management Agreement, the Loan Contribution Agreement and the Risk Retention Letter. The Fund will also file the material contracts related to the Unsecured Term Loan when those documents are finalized (the Fund has changed the defined term “Unsecured Note” to “Unsecured Term Loan” in Amendment No. 1).

Unsecured Term Loan

11.	Please advise us whether the Fund will comply with the 200 percent asset coverage standard set forth in Section 18(a)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”), as amended by Section 61(a)(1) of the 1940 Act, after it has borrowed funds under the Unsecured Note and distributed the proceeds of such borrowing to the existing Members of the Fund prior to the sale of its shares of common stock in the initial public offering.

Response:

The Fund intends to (1) execute the Unsecured Term Loan, (2) borrow funds under the Unsecured Term Loan in the amount set forth in the prospectus under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments” and (3) distribute such amount to its existing Members prior to the Fund’s election to be treated as a business development company through the filing of a Report on Form N-54A with the Commission. Accordingly, the Fund respectfully submits that, pursuant to Section 6(f) under the 1940 Act, at the time of such borrowing and distribution and , the Fund will not be subject to Sections 18(a)(1) and 61(a)(1) under the 1940 Act.

Immediately, after giving effect to the IPO, the Fund is targeting an asset coverage ratio of approximately 270%.

Edward P. Bartz September 24, 2012 Page 6

12.	Please confirm to us whether any partner of an existing Member of the Fund are on the Board of the Fund and, if so, discuss how the conflict of interest is resolved in respect of such partner voting to make payments to themselves.

Response:

The Fund hereby confirms that no person is both on the board of directors of the Fund and a partner of a Member of the Fund. As a result, the Fund respectfully submits that no general partner and no limited partner of either Member authorized the payment of any distribution by the Fund to the Members.

Moreover, at the time such distribution was authorized, and on the date of payment of such distribution, the Fund will not yet have elected to be treated as a business development company by filing a Report on Form N-54A with the Commission. Accordingly, the Fund was not, and shall not be subject to most of the provisions of the 1940 Act, including Section 57 under the Act, which pertains to transactions by investment companies with affiliated persons. The authorization of a distribution by the Fund is governed by the Delaware Limited Liability Company Act and the limited liability company operating agreement of the Fund. Under such statute and agreement, the Manager of the Fund may authorize payment of a distribution of the property of the Fund, which was done in this case.

13.	Disclose what the distribution to the Members represents. Why is it being made?

Response:

The Fund, acting through its Adviser, has sought to put in place a capital structure that appropriately balances its financial leverage and the effective yield that investors in the Fund’s initial public offering of common stock can expect following such offering. The Fund is targeting an initial asset coverage ratio of approximately 270% immediately after giving effect to the initial public offering and the application of the proceeds from such offering. In order to achieve such leverage ratio, the Fund will incur leverage through borrowings under the Credit Facility and the Unsecured Term Loan. If the Fund were to borrow funds under the Unsecured Term Loan and not distribute such Funds to its Members, then it would not achieve its target leverage ratio and would be holding a large amount of uninvested capital, depressing its effective yield. The Fund could have achieved its target leverage ratio by other means, but the Fund and the Adviser have determined that this approach, including incurring indebtedness in the form of the Unsecured Term Loan and distributing the proceeds of such borrowing to the Members, is the least expensive form of indebtedness available and affords the Fund substantial operating flexibility following the initial public offering. The distribution represents, in effect, a reduction in the amount of the Members’ initial equity contribution and the replacement of such contribution amount with debt capital from an unaffiliated third party.

Edward P. Bartz September 24, 2012 Page 7

14.	Clarify that the distribution to the Members is a one-time distribution, rather than a series of distributions.

Response:

The Fund hereby confirms that the distribution discussed in Comments 11, 12 and 13 is expected to be a one-time distribution that will take place prior to the initial public offering and has revised Amendment No. 1 to reflect that this is the case.

15.	In the light of the fact that the Members will be guaranteeing the Unsecured Note, please provide us with an analysis under Section 57 of the 1940 Act regarding affiliated transactions relating to this guarantee.

Response:

As currently contemplated, the Fund will incur indebtedness under the Unsecured Term Loan, and one of the Members will become a guarantor of such Unsecured Term Loan (the “Member Guarantee”). Under the terms of the Member Guarantee, if the guarantor were to pay amounts owed by the Fund pursuant to the Member Guarantee, then the guarantor would have a right to seek repayment of such amount from the Fund. While, in this way, the Member Guarantee can be regarded as a form of indebtedness to be incurred by the Fund from a person which is subject to Section 57’s restrictions, because the transaction will be entered prior to the date on which the Fund elects to be treated a business development company by filing a Form N-54A with the Commission, the restrictions contained in Section 57 will not apply.

Moreover, Section 57 does not prohibit a business development company from borrowing money from an affiliated person. Section 57 restrictions are only implicated when the loan is secured by a pledge of the assets of the business development company, as the release of such collateral could constitute an impermissible principal transaction. Since neither the Member Guarantee nor the Unsecured Term Loan is secured by a pledge of the assets of the Fund, we believe that neither the Unsecured Term Loan nor the Member Guarantee will trigger Section 57’s restrictions.

Edward P. Bartz September 24, 2012 Page 8

JOBS Act

16.	We note that you have disclosed that the Fund “intends” to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please state more affirmatively the Fund’s plans. Additionally, please include the statement in the notes to the financial statements pages under “Significant Accounting Policies.”

Response:

We have clarified Amendment No. 1, both in the risk factors and in the notes to the financial statements, to reflect that the Fund will take advantage of the extended transition period for complying with new or revised accounting standards provided by Section 7(a)(2)(B) of the Securities Act.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Abigail C. Smith at 202.261.3424 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Richard Siegel, WhiteHorse Finance, LLC

Paul K. Risko and John A. MacKinnon, Sidley Austin LLP

David Harris and Richard Hervey, Dechert LLP